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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2005

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.


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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1. Press Release of the Registrant dated June 9, 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GRUPO IUSACELL, S.A. DE C.V.


Date: June 9, 2005                              /s/  Fernando Cabrera
                                                --------------------------------
                                        Name:   Fernando Cabrera
                                        Title:  Attorney in fact

                                                /s/  Jose Luis Riera
                                                --------------------------------
                                        Name:   Jose Luis Riera
                                        Title:  Attorney in fact

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[LOGO OF IUSACELL]                                             INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

IUSACELL GIVES NOTICE TO TERMINATE ITS AMERICAN DEPOSITARY RECEIPTS PROGRAM

Mexico City, June 9, 2005 - Grupo Iusacell, S.A. de C.V., [BMV: CEL, NYSE: CEL], announced today that it gave notice to The New York Stock Exchange (NYSE) and The Bank of New York (BONY) to terminate the American Depositary Shares (ADRs) program that the Company has in the United States, listed on the NYSE. With the notice of termination, the company also instructed BONY to amend the deposit agreement to reduce to 60 days the period to exchange ADRs for shares traded on the Mexican Stock Market (BMV).

As was previously announced, Iusacell Extraordinary Shareholders' Meeting held on June 1, approved the termination of its ADRs program, after an analysis and discussion of the costs and benefits of continuing listed in the US capital markets.

The trading of the ADRs in the United States shall continue for the next 90 days from the date on which BONY notifies the termination of the deposit agreement to ADR holders, which is expected to happen within the next few days.

After the 90-day notice period, the NYSE will suspend trading of the ADRs in the United States, and the ADR holders will have 60 days to exchange their ADRs for shares that are traded on the BMV. Upon the expiration of the 60-day period, BONY will be entitled to sell the remaining shares, corresponding to ADRs that were not surrendered, in the BMV and distribute the proceeds of the sale to holders.

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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